

Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264
www.intermec.com

FOR IMMEDIATE RELEASE

Contact:

Kevin P. McCarty
Director of Investor Relations
Intermec, Inc.
425-265-2472
kevin.mccarty@intermec.com

INTERMEC ANNOUNCES THIRD QUARTER FISCAL YEAR 2007 RESULTS

- Q3'07 Revenues of $206M up 5 Percent over Q3'06
- Earnings from Continuing Operations result in Diluted EPS of $0.07

EVERETT, Wash. – November 1, 2007 – Intermec, Inc. (NYSE: IN) today announced financial results for its third quarter ended September 30, 2007.

Intermec reported 2007 third quarter revenues of $206.0 million and net earnings from continuing operations of $4.4 million, or $0.07 per diluted share, compared to 2006 third quarter revenues of $195.9 million and net earnings from continuing operations of $3.4 million, or $0.05 per diluted share. Including discontinued operations, net earnings for the third quarter of 2007 was $4.4 million, or $0.07 per diluted share compared to net earnings of $4.8 million, or $0.07 per diluted share in the prior year's third quarter.

As previously announced on July 19, 2007, Intermec Inc.'s Board of Directors elected Patrick J. Byrne as President and CEO, and as a Director of Intermec, Inc. Third quarter 2007 results include senior management transition costs of $3.1 million, or $0.03 per share. The comparable quarter of 2006 included a pension curtailment gain which reduced selling, general and administrative expenses by $2.1 million, improving the diluted earnings per share by $0.02.

"We are encouraged by a significant increase in bookings and international sales coupled with continued strong CN3 demand and promising RFID momentum during the quarter," said Patrick J. Byrne, President and CEO. "Our focus going forward is to accelerate the Company's revenue growth and gross margin expansion."

Third quarter 2007 revenues increased 5 percent compared to the prior year's third quarter. Geographically during the third quarter of 2007, North American revenues decreased 11 percent compared to the third quarter of 2006. Revenues in Europe, Mid-East and Africa (EMEA) increased 44 percent compared to the same prior-year period; while Asia Pacific (APAC) and Latin America, increased 47 percent and decreased 20 percent, respectively.

The Company's effective tax rate for the third quarter of 2007 was 16.2 percent; this rate includes benefits in the quarter primarily as a result of certain changes in foreign and state tax laws and for deferred taxes related to tax amortizable goodwill. The Company's effective tax rate for the comparable prior year's quarter was 37.2 percent.

The Company's cash equivalents and short-term investments increased $25 million in the quarter, primarily as a result of cash flows from operations. The cash equivalents and short-term investments position at the end of the third quarter totaled $214 million.

During the quarter, Intermec introduced a number of new products:

- The SR61ex is the first handheld cordless scanner to incorporate the company's proprietary EX near-far area imaging technology. With tightly integrated Bluetooth ™ wireless communication, a smooth data transmission to the host computer improves warehouse productivity by extending the operator's scanning reach and flexibility.

- The CN3e has an enlarged keypad to support in-field data intensive applications requiring speed, accuracy and longevity. The CN3e is the first mid-size, rugged, mobile handheld to offer a fully integrated, independent GPS option, as well as Wi-Fi, WWAN, Bluetooth and GPS in a single rugged design.

- The multi-functional PM4i RFID printer is reliable, rugged and able to simultaneously encode and print labels that can be used worldwide, thus enabling the tag to be read via multiple frequencies, depending on regional standards. The PM4i printer integrates into industrial manufacturing, warehouse, and logistics applications ensuring that all items are labeled and tracked via RFID for quick and accurate data collection throughout the supply chain.

- The EasyCoder PD42 printer features a monochrome, graphical display, allowing users to set up, configure and fine tune printing parameters without having to send commands through the host. The ability to use any Intermec printer language and emulate other printer protocols makes the EasyCoder PD42 both fully compatible with other Intermec equipment and a cost-effective "drop-in" printer replacement in almost any non-Intermec environment.

Fourth Quarter Outlook

Intermec also reported today its GAAP basis outlook for the fourth quarter 2007.

- Revenues for the period are expected within a range of $230 million to $238 million.

- Diluted EPS from continuing operations are expected within a range of $0.20 to $0.25.

Conference Call Information

Intermec will hold its conference call on November 1, 2007 at 5 p.m. ET (2 p.m. PT). The call will be hosted by Intermec, Inc. President and Chief Executive Officer, Patrick J. Byrne, Chief Financial Officer and SVP, Lanny H. Michael and Director of Investor Relations, Kevin P. McCarty.

The dial-in numbers for participants is 1-(800) 857-8060 (US); 1-(210) 839-8066 (International);

Passcode: ("Intermec"). The call will be broadcast on the Internet via a link from the investor's Web page at the Intermec website at www.intermec.com/InvestorRelations

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About Intermec, Inc.

Intermec, Inc. (NYSE:IN) develops, manufactures and integrates technologies that identify, track and manage supply chain assets. Core technologies include RFID, mobile computing and data collection systems, bar code printers and label media. The Company's products and services are used by customers in many industries worldwide to improve the productivity, quality and responsiveness of business operations. For more information about Intermec, visit www.intermec.com or call 800-347-2636. Contact Intermec Investor Relations Director Kevin McCarty at kevin.mccarty@intermec.com, 425-265-2472.

(Forward-looking Statements)
Statements made in this release and related statements that express Intermec's or our management's intentions, hopes, indications, beliefs, expectations, forecasts or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. They include, without limitation, statements regarding: potential increases in revenue or product volumes; our objectives for sales channel mix and target customer markets; our ability to develop, market and launch new or enhanced products and platforms as planned; customer acceptance of our products and technologies; our ability to improve business processes; our ability to improve gross margins or profits; our cost reduction plans; and our revenue, expense, earnings or financial outlook for the fourth quarter of 2007 or any future period. They also include statements about our ability to compete effectively with our current products and newly launched products, reduce expenses, improve efficiency, realign resources, increase product development capacity, leverage our research and development investment to drive significant future revenue, and continue operational improvement and year-over-year growth, and about the applicability of accounting policies used in our financial reporting. Actual results may differ from those expressed or implied in our forward-looking statements. These statements represent beliefs and expectations only as of the date they were made. We may elect to update forward-looking statements but we expressly disclaim any obligation to do so, even if our beliefs and expectations change. Such forward-looking statements involve and are subject to certain risks and uncertainties. These include, but are not limited to, risks and uncertainties described more fully in our reports filed or to be filed with the Securities and Exchange Commission including, but not limited to, our annual reports on Form 10-K and quarterly reports on Form 10-Q.

INTERMEC, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, amounts in thousands except per share amounts)

	Three Months Ended		Nine Months Ended	
	September 30, 2007	October 1, 2006	September 30, 2007	October 1, 2006
Revenues				
Product	$ 169,219	$ 156,951	$ 480,669	$ 515,741
Service	36,787	38,996	115,178	115,474
Total revenues	206,006	195,947	595,847	631,215
Costs and expenses				
Cost of product revenues	105,536	98,807	306,454	315,811
Cost of service revenues	22,404	21,026	65,611	65,311
Selling, general and administrative	73,533	70,573	211,867	226,862
Gain on intellectual property settlement	-	-	-	(16,538)
Restructuring charge	-	1,758	-	4,000
Total costs and expenses	201,473	192,164	583,932	595,446
Operating profit from continuing operations	4,533	3,783	11,915	35,769
Gain on sale of investments	-	-	-	2,305
Interest income	2,910	4,178	7,930	11,517
Interest expense	(2,204)	(2,473)	(6,847)	(6,902)
Earnings from continuing operations before taxes	5,239	5,488	12,998	42,689
Provision for income taxes	847	2,043	5,108	12,878
Earnings from continuing operations	4,392	3,445	7,890	29,811
Earnings (loss) from discontinued operations, net of tax	-	1,352	(1,283)	(667)
Net earnings	$ 4,392	$ 4,797	$ 6,607	$ 29,144
Basic earnings (loss) per share				
Continuing operations	$ 0.07	$ 0.05	$ 0.13	$ 0.47
Discontinued operations	-	0.02	(0.02)	(0.01)
Net earnings per share	$ 0.07	$ 0.07	$ 0.11	$ 0.46
Diluted earnings (loss) per share				
Continuing operations	$ 0.07	$ 0.05	$ 0.13	$ 0.46
Discontinued operations	-	0.02	(0.02)	(0.01)
Net earnings per share	$ 0.07	$ 0.07	$ 0.11	$ 0.45
Shares used in computing earnings (loss) per share				
Basic	60,484	62,749	60,242	63,009
Diluted	61,325	64,061	61,099	64,428

INTERMEC, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited, amounts in thousands)

	September 30, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 185,305	$ 155,027
Short-term investments	28,950	29,510
Accounts receivable, net of allowance for doubtful accounts and sales returns of $10,946 and $7,796	168,950	158,369
Inventories	112,806	119,027
Net current deferred tax assets	49,875	49,623
Assets held for sale	8,217	8,661
Other current assets	25,763	28,913
Total current assets	579,866	549,130
Property, plant and equipment, net	45,256	43,453
Intangibles, net	6,871	3,978
Net deferred tax assets	175,893	190,683
Other assets	23,321	23,096
Total assets	$ 831,207	$ 810,340
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current liabilities:		
Accounts payable and accrued expenses	116,652	113,207
Payroll and related expenses	24,602	32,008
Deferred revenue	50,508	45,021
Current portion of long-term debt	100,000	-
Total current liabilities	291,762	190,236
Long-term deferred revenue	20,244	17,318
Long-term debt	-	100,000
Other long-term liabilities	77,778	85,184
Shareholders' investment:		
Common stock	610	598
Additional paid-in-capital	673,852	657,468
Accumulated deficit	(213,240)	(212,903)
Accumulated other comprehensive loss	(19,799)	(27,561)
Total shareholders' investment	441,423	417,602
Total liabilities and shareholders' investment	$ 831,207	$ 810,340

INTERMEC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, amounts in thousands of dollars)

	Nine Months Ended	
	September 30, 2007	October 1, 2006
Cash and cash equivalents at beginning of year	$ 155,027	$ 256,782
Cash flows from operating activities of continuing operations:		
Net earnings from continuing operations	7,890	29,811
Adjustments to reconcile net earnings to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	9,601	7,818
Deferred taxes	3,598	7,085
Excess tax benefits from stock-based payment arrangements	(2,232)	(4,183)
Changes in working capital and other operating activities	12,074	(10,560)
Net cash provided by operating activities of continuing operations	30,931	29,971
Cash flows from investing activities of continuing operations:		
Capital expenditures	(10,136)	(17,276)
Purchases of investments	(1,465)	(19,695)
Sale of investments	1,407	565
Note receivable	1,351	-
Other investing activities	(1,702)	(536)
Net cash used in investing activities of continuing operations	(10,545)	(36,942)
Cash flows from financing activities of continuing operations:		
Excess tax benefits from stock-based payment arrangements	2,232	4,183
Stock options exercised	5,654	5,819
Other financing activities	1,756	(47,761)
Net cash provided by (used in) financing activities of continuing operations	9,642	(37,759)
Net cash provided by (used in) continuing operations	30,028	(44,730)
Net cash provided by operating activities of discontinued operations	250	6,562
Resulting increase (decrease) in cash and cash equivalents	30,278	(38,168)
Cash and cash equivalents at end of period	$ 185,305	$ 218,614